Exhibit 99.6

PRESS RELEASE

USA: TotalEnergies announces
the sanction of the Ballymore development in the U.S. Gulf of
Mexico

Paris, May 17, 2022 – TotalEnergies, through its affiliate TotalEnergies E&P USA, Inc., announces the sanction of the Ballymore development, located 120 kilometers off the coast of Louisiana in the U.S. Gulf of Mexico.

TotalEnergies holds a working interest of 40% in Ballymore. Co-owner Chevron U.S.A. Inc., a subsidiary of Chevron Corporation, holds a 60% working interest as operator.

The Ballymore field will be developed through 3 production wells, tied back to the Chevron-operated Blind Faith Floating Production Unit. First Oil is expected in 2025 with a capacity of 75,000 barrels of oil per day. By utilizing existing infrastructure, the project ensures the lowest development costs and lower emission intensity.

“Sanctioning the Ballymore field development, only four years after the discovery, is the result of our exploration efforts in the Gulf of Mexico, said David Mendelson, Senior Vice President Americas of TotalEnergies Exploration & Production. Thanks to its tie-back development concept, this decision fits TotalEnergies’ strategy of focusing on oil projects with low breakeven and low emissions.”

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).